Exhibit 99.1

Ardagh Metal Packaging S.A. – Second Quarter 2024 Results

Ardagh Metal Packaging S.A. (NYSE: AMBP) today announced results for the second quarter ended June 30, 2024.

	Three months ended
	June 30, 2024	June 30, 2023	Change	Constant Currency

	($'m except per share data)
Revenue	1,259	1,255	-	-
Profit/(loss) for the period	2	(10)
Adjusted EBITDA (1)	178	151	18%	18%
Loss per share	(0.01)	(0.03)
Adjusted earnings per share (1)	0.06	0.04
Dividend per ordinary share	0.10	0.10

Oliver Graham, CEO of Ardagh Metal Packaging (AMP), said:

“Our strong earnings performance, reflected in double-digit Adjusted EBITDA growth in both regions, delivered a second successive outperformance against our quarterly guidance. Volume growth, strong input cost recovery and lower plant operating costs drove sequentially improved Adjusted EBITDA growth. Strong performance in Europe underpinned our outperformance in the quarter and continued growth in the region gives us the confidence to improve our guidance range for Adjusted EBITDA growth in 2024.”

●	Global beverage can shipments grew 3% in the quarter driven by strong growth of 5% in Europe, with Americas growth of 1%. North America grew by 3%, versus a strong prior year comparable, supported by contracted new volumes. Brazil volumes were impacted by temporary customer mix effects, during off-season, as the industry backdrop continues to strengthen.
●	Adjusted EBITDA of $178 million for the quarter was ahead of guidance and represented a 18% increase versus the prior year quarter.
●	In the Americas Adjusted EBITDA for the quarter increased by 14% to $99 million driven by favorable volume/mix and lower operating costs.
●	In Europe Adjusted EBITDA for the quarter increased by 23% to $79 million, principally due to favorable volume/mix and stronger input cost recovery, partly offset by higher operating costs.
●	Total liquidity improved to $405 million at June 30, 2024, ahead of expectation. Growth capex to reduce to approximately $100 million in 2024 – in line with prior guidance - with a further reduction anticipated in 2025.
●	Modest deleveraging expected in 2024, versus end 2023 position, through Adjusted EBITDA growth and lease principal repayments, with a more meaningful reduction thereafter. Full year 2024 Adjusted Free Cashflow anticipated to be broadly in line with prior expectations.
●	Announcing new $300 million secured financing commitment from Apollo directly to AMP, which will further strengthen liquidity in H2 and supplement expected seasonal cash inflows. Financing is expected to be neutral to net leverage.
●	Regular quarterly ordinary dividend of 10c announced. No change to capital allocation priorities.
●	2024 outlook improved: shipments growth approaching mid-single digits % and full year 2024 Adjusted EBITDA in the range of $640-660 million (from $630-660 million prior guidance).
●	Third quarter Adjusted EBITDA expected to be of the order of $185 million (Q3 2023: $171 million reported and constant currency basis).

1

Financial Performance Review

Bridge of 2023 to 2024 Revenue and Adjusted EBITDA

Three months ended June 30, 2024

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2023	555	700	1,255
Organic	6	(7)	(1)
FX translation	5	—	5
Revenue 2024	566	693	1,259

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2023	64	87	151
Organic	15	12	27
FX translation	—	—	—
Adjusted EBITDA 2024	79	99	178

2024 margin %	14.0%	14.3%	14.1%
2023 margin %	11.5%	12.4%	12.0%

Six months ended June 30, 2024

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2023	1,041	1,345	2,386
Organic	(16)	8	(8)
FX translation	22	—	22
Revenue 2024	1,047	1,353	2,400

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2023	113	168	281
Organic	7	22	29
FX translation	2	—	2
Adjusted EBITDA 2024	122	190	312

2024 margin %	11.7%	14.0%	13.0%
2023 margin %	10.9%	12.5%	11.8%

2

Group Performance

Group

Revenue increased by $4 million, on a reported basis, to $1,259 million in the three months ended June 30, 2024, compared with $1,255 million in the three months ended June 30, 2023. On a constant currency basis, revenue is consistent with the prior year, principally due to the passthrough of lower input costs to customers offsetting favorable volume/mix effects.

Adjusted EBITDA increased by $27 million, or 18%, to $178 million in the three months ended June 30, 2024, compared with $151 million in the three months ended June 30, 2023. On a constant currency basis, Adjusted EBITDA increased by 18%, principally due to higher input cost recovery and favorable volume/mix effects, partly offset by higher operating costs.

Americas

Revenue decreased by $7 million, or 1% to $693 million in the three months ended June 30, 2024, compared with $700 million in the three months ended June 30, 2023. The decrease in revenue principally reflected the pass through of lower input costs to customers, partly offset by favorable volume/mix effects.

Adjusted EBITDA increased by $12 million, or 14% to $99 million in the three months ended June 30, 2024, compared with $87 million in the three months ended June 30, 2023. The increase was primarily driven by favorable volume/mix effects and lower operating costs.

Europe

Revenue increased by $11 million, or 2%, to $566 million in the three months ended June 30, 2024, compared with $555 million in the three months ended June 30, 2023. On a constant currency basis, revenue increased by 1%, principally due to favorable volume/mix effects, partly offset by the pass through of lower input costs to customers.

Adjusted EBITDA increased by $15 million, or 23%, to $79 million in the three months ended June 30, 2024, compared with $64 million in the three months ended June 30, 2023. On a constant currency basis, Adjusted EBITDA increased by 23%, principally due to higher input cost recovery and favorable volume/mix effects, partly offset by higher operating costs.

3

Earnings Webcast and Conference Call Details

Ardagh Metal Packaging S.A. (NYSE: AMBP) will hold its second quarter 2024 earnings webcast and conference call for investors at 9.00 a.m. EDT (2.00 p.m. BST) on Thursday July 25, 2024. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.webcasts.com/starthere.jsp?ei=1677398&tp_key=5b40bc06f6

Conference call dial in:

United States/Canada: +1 800 289 0438
International: +44 330 165 4027
Participant pin code: 8753981

An investor earnings presentation to accompany this release is available at https://www.ardaghmetalpackaging.com/investors

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of infinitely recyclable, sustainable, metal beverage cans and ends to brand owners. A subsidiary of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 23 production facilities in nine countries, employing approximately 6,300 employees and had sales of $4.8 billion in 2023.

For more information, visit https://www.ardaghmetalpackaging.com/investors

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this release. Certain factors that could cause actual events to differ materially from those discussed in any forward-looking statements include the risk factors described in Ardagh Metal Packaging S.A.’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by Ardagh Metal Packaging S.A. with the SEC. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking information presented herein is made only as of the date of this release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise. This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Non-IFRS Financial Measures

This release may contain certain financial measures such as Adjusted EBITDA, Adjusted operating cash flow, Adjusted free cash flow, net debt and ratios relating thereto that are not calculated in accordance with IFRS® Accounting Standards. Non-IFRS financial measures may be considered in addition to IFRS financial information, but should not be used as substitutes for the corresponding IFRS measures. The non-IFRS financial measures used by Ardagh Metal Packaging S.A. may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: stephen.lyons@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +353 1 498 0300 / +353 87 2269345
Email: pwalsh@murraygroup.ie

4

Unaudited Consolidated Condensed Income Statement for the three months ended June 30, 2024 and 2023

	Three months ended June 30, 2024			Three months ended June 30, 2023
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,259	—	1,259	1,255	—	1,255
Cost of sales	(1,081)	(9)	(1,090)	(1,109)	(37)	(1,146)
Gross profit	178	(9)	169	146	(37)	109
Sales, general and administration expenses	(76)	(1)	(77)	(60)	(3)	(63)
Intangible amortization	(37)	—	(37)	(35)	—	(35)
Operating profit	65	(10)	55	51	(40)	11
Net finance expense	(51)	—	(51)	(49)	26	(23)
Profit/(loss) before tax	14	(10)	4	2	(14)	(12)
Income tax (charge)/credit	(4)	2	(2)	—	2	2
Profit/(loss) for the period	10	(8)	2	2	(12)	(10)

Loss per share
Basic and diluted loss per share			(0.01)			(0.03)

5

Unaudited Consolidated Condensed Income Statement for the six months ended June 30, 2024 and 2023

	Six months ended June 30, 2024			Six months ended June 30, 2023
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	2,400	—	2,400	2,386	—	2,386
Cost of sales	(2,091)	(17)	(2,108)	(2,117)	(47)	(2,164)
Gross profit	309	(17)	292	269	(47)	222
Sales, general and administration expenses	(146)	(4)	(150)	(116)	(12)	(128)
Intangible amortization	(73)	—	(73)	(70)	—	(70)
Operating profit	90	(21)	69	83	(59)	24
Net finance expense	(103)	17	(86)	(99)	53	(46)
Loss before tax	(13)	(4)	(17)	(16)	(6)	(22)
Income tax credit	4	3	7	5	6	11
Loss for the period	(9)	(1)	(10)	(11)	—	(11)

Loss per share:
Basic and diluted loss per share			(0.04)			(0.04)

6

Unaudited Consolidated Condensed Statement of Financial Position

	At June 30, 2024	At December 31, 2023
	$'m	$'m
Non-current assets
Intangible assets	1,295	1,382
Property, plant and equipment	2,557	2,628
Other non-current assets	142	154
	3,994	4,164
Current assets
Inventories	417	469
Trade and other receivables	438	278
Contract assets	228	259
Income tax receivable	32	44
Derivative financial instruments	23	12
Cash, cash equivalents and restricted cash	236	443
	1,374	1,505
TOTAL ASSETS	5,368	5,669

TOTAL EQUITY	(22)	106

Non-current liabilities
Borrowings including lease obligations	3,590	3,640
Other non-current liabilities*	356	401
	3,946	4,041
Current liabilities
Borrowings including lease obligations	285	94
Payables and other current liabilities	1,159	1,428
	1,444	1,522
TOTAL LIABILITIES	5,390	5,563
TOTAL EQUITY and LIABILITIES	5,368	5,669

* Other non-current liabilities include liabilities for earnout shares of $7 million at June 30, 2024 (December 2023: $23 million) and warrants of $1 million at June 30, 2024 (December 2023: $2 million).

7

Unaudited Consolidated Condensed Statement of Cash Flows

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Cash flows from/(used in) operating activities
Cash generated from/(used in) operations (2)	315	302	(1)	74
Net interest paid	(78)	(74)	(93)	(82)
Settlement of foreign currency derivative financial instruments	6	1	1	(11)
Income tax paid	(9)	(6)	(11)	(15)
Cash flows from/(used in) operating activities	234	223	(104)	(34)

Cash flows used in investing activities
Net capital expenditure	(36)	(96)	(98)	(222)
Cash flows used in investing activities	(36)	(96)	(98)	(222)

Cash flows (used in)/received from financing activities
Changes in borrowings	(23)	24	181	58
Deferred debt issue costs paid	–	(1)	–	(2)
Lease payments	(23)	(22)	(44)	(38)
Dividends paid	(66)	(65)	(132)	(131)
Cash flows (used in)/received from financing activities	(112)	(64)	5	(113)

Net increase/(decrease) in cash, cash equivalents and restricted cash	86	63	(197)	(369)

Cash, cash equivalents and restricted cash at beginning of period	155	124	443	555
Foreign exchange losses on cash, cash equivalents and restricted cash	(5)	(5)	(10)	(4)
Cash, cash equivalents and restricted cash at end of period	236	182	236	182

Financial assets and liabilities

At June 30, 2024, the Group’s net debt and available liquidity was as follows:

	Drawn amount	Available liquidity
	$'m	$'m
Senior Secured Green and Senior Green Notes	3,267	—
Global Asset Based Loan Facility	187	169
Lease obligations	398	—
Other borrowings	46	—
Total borrowings / undrawn facilities	3,898	169
Deferred debt issue costs	(23)	—
Net borrowings / undrawn facilities	3,875	169
Cash, cash equivalents and restricted cash	(236)	236
Derivative financial instruments used to hedge foreign currency and interest rate risk	18	—
Net debt / available liquidity	3,657	405

8

Reconciliation of profit/(loss) for the period to Adjusted profit

	Three months ended June 30,
	2024	2023
	$'m	$'m
Profit/(loss) for the period as presented in the income statement	2	(10)
Less: Dividend on preferred shares	(6)	(6)
Loss for the period used in calculating earnings per share	(4)	(16)
Exceptional items, net of tax	8	12
Intangible amortization, net of tax	29	27
Adjusted profit for the period	33	23

Weighted average number of ordinary shares	597.7	597.6

Loss per share	(0.01)	(0.03)

Adjusted earnings per share	0.06	0.04

Reconciliation of profit/(loss) for the period to Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Profit/(loss) for the period	2	(10)	(10)	(11)
Income tax charge/(credit)	2	(2)	(7)	(11)
Net finance expense	51	23	86	46
Depreciation and amortization	113	100	222	198
Exceptional operating items	10	40	21	59
Adjusted EBITDA	178	151	312	281

Reconciliation of Adjusted EBITDA to Adjusted operating cash flow and Adjusted free cash flow

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Adjusted EBITDA	178	151	312	281
Movement in working capital	152	171	(271)	(175)
Maintenance capital expenditure	(26)	(26)	(50)	(62)
Lease payments	(23)	(22)	(44)	(38)
Exceptional restructuring costs	(6)	—	(20)	—
Adjusted operating cash flow	275	274	(73)	6
Interest paid	(78)	(74)	(93)	(82)
Settlement of foreign currency derivative financial instruments	6	1	1	(11)
Income tax paid	(9)	(6)	(11)	(15)
Adjusted free cash flow - pre Growth Investment capital expenditure	194	195	(176)	(102)
Growth investment capital expenditure	(10)	(70)	(48)	(160)
Adjusted free cash flow - post Growth Investment capital expenditure	184	125	(224)	(262)

9

Related Footnotes

(1) For a reconciliation to the most comparable IFRS measures, see Page 9.

(2) Cash from operations for the three months ended June 30, 2024 is derived from the aggregate of Adjusted EBITDA as presented on Page 9, working capital inflows of $152 million (2023: $171 million) and other exceptional cash outflows of $15 million (2023: $20 million). Cash used in operations for the six months ended June 30, 2024 is derived from the aggregate of Adjusted EBITDA as presented on Page 9, working capital outflows of $271 million (2023: outflows of $175 million) and other exceptional cash outflows of $42 million (2023: $34 million).

10